This contract is provided for information purposes only. Policy contract terms may vary significantly from this specimen copy based on the state where the contract is issued. This contract may not be available in your state.

                  GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER

This rider is part of the contract to which it is attached. Except as stated in this rider, it is subject to all of the provisions contained in the contract.

Contract Number:              [13000000]

Contract Owner:               [John Doe]

Rider Date:                   [August 1, 2004]

Guaranteed Amount Factor 1:   [1.05]

Guaranteed Amount Factor 2:   [1.05]

Rider Fee Percentage:         [1.00%]

Asset Allocation:             [Model 1 - Conservative]

                                   DEFINITIONS

Rider Date

The effective date of this rider and the date that this rider is added to the contract.

Term

The ten (10) year period beginning on the Rider Date.

                                     GENERAL

Guarantee

You have purchased a Guaranteed Minimum Accumulation Benefit (GMAB) Rider. Subject to the terms and conditions described herein, We may add an Additional Amount to the Contract Value at the end of the Term (as determined under the Additional Amount provision of this rider).

For the Contract Value to be increased by the Additional Amount, the entire contract must be invested for the entire Term in accordance with our periodically published asset allocation program established and maintained by Us for this rider.

This rider may be issued provided each Owner and Annuitant is less than 81 years old on the Rider Date.

Rider Fee

An annual fee for expenses related to this rider will be deducted from the Subaccounts on a proportionate basis. The Rider Fee will be deducted, in arrears, on each Contract Anniversary during the Term. If this rider terminates prior to the end of the Term for any reason other than death or the commencement of annuity payments, We will deduct the Rider Fee on the day this rider is terminated. The Rider Fee is equal to the Rider Fee Percentage multiplied by the greater of the Guaranteed Amount or the Contract Value on the day the fee is deducted. The Rider Fee Percentage is guaranteed not to change during the Term.

DR83

Guaranteed Amount

The Guaranteed Amount is equal to the Guaranteed Amount Base multiplied by Guaranteed Amount Factor 1.

     The Guaranteed Amount Base is equal to (a) plus (b) minus (c); where:

     (a)  is the Contract Value on the Rider Date;

     (b) is 100% of each subsequent premium payment paid to the contract during the first year of the Term; and

     (c) is a pro rata adjustment for withdrawals made from the contract during the Term. The adjustment for each withdrawal is calculated by multiplying the Guaranteed Amount Base prior to the withdrawal by the ratio of the amount of the withdrawal (including any applicable withdrawal charge) to the Contract Value immediately prior to the withdrawal.

Additional Amount

If, on the last day of the Term, the Contract Value is less than the Guaranteed Amount Base, We will add an Additional Amount to the Contract Value equal to the difference between the Contract Value and the Guaranteed Amount on the last day of the Term.

If, on the last day of the Term, the Contract Value is greater than or equal to the Guaranteed Amount Base, We will add an Additional Amount to the Contract Value equal to the Guaranteed Amount Base multiplied by the difference between Guaranteed Amount Factor 2 and 1.00.

If, on any day following the Rider Date, any portion of the Contract Value is no longer invested in accordance with our periodically published asset allocation program established and maintained by Us for this rider, this rider will terminate and no Additional Amount will be added to the Contract Value.

If, on the last day of the Term: (a) annuity payments commence, (b) death of an Owner or Annuitant occurs resulting in payment of a death benefit, or (c) a full surrender is made, the Contract Value will reflect an Additional Amount as described in this provision, prior to the payment of any annuity, death or full surrender benefits.

Continuation of Rider if Surviving Spouse Continues Contract

If the Owner dies during the Term and if the surviving spouse, who is the designated beneficiary, elects to continue the contract in accordance with its terms, then the provisions of this rider will continue.

Termination of Rider

This rider will automatically terminate at the end of the Term or, if earlier, upon the occurrence of one of the following events:

     (a) the date any portion of the Contract Value is no longer invested in accordance with our periodically published asset allocation program established and maintained by Us for this rider;

     (b)  the date of full surrender;

     (c) the date of the first death of an Owner unless the surviving spouse, who is the designated beneficiary, elects to continue the contract in accordance with its terms;

     (d)  the commencement of annuity payments;

     (e)  the termination of the contract to which this rider is attached.

If the rider terminates for any of the above reasons prior to the end of the Term, an Additional Amount will not be paid.

                                        PHL Variable Insurance Company


                                        [Chairman, President and Chief
                                        Executive Officer]

                                        2

DR83